FORM 11-K
               U.S. SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
     ACT OF 1934

        For the fiscal year ended September 30, 2009

                  OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934

                    Commission file number 0-23333


     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
            Timberland Bank Employee Stock Ownership and 401(k) Plan


     B. Name of issuer of securities held pursuant to the plan and the address of its principal executive office:
                           Timberland Bank
                          624 Simpson Avenue
                      Hoquiam, Washington 98550

Financial Statements and Exhibits

                                                                       Page

   (a)  Reports of Independent Registered Public Accounting Firm         1

   (b)  Financial Statements

        Statements of Net Assets Available for Benefits
              at September 30, 2009 and 2008                             3

        Statement of Changes in Net Assets Available for Benefits
              for the Year Ended September 30, 2009                      5

        Notes to the Financial Statements                                6

   (c)  Supplemental Schedule

        Schedule H, Line 4i   Schedule of Assets (Held at End of Year)  13


   (d)  Exhibit 23 Consent of Independent Registered Public
          Accounting Firm                                               15


                             Signatures

    The Plan: Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer employees benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

     ----------------------------------------------
     Administrator, Timberland Bank Employee Stock Ownership and 401(k) Plan


     By:  /s/ Dean J. Brydon
          ------------------------------
          Dean J. Brydon                (name)
          ------------------------------
          Chief Financial Officer       (title)
          ------------------------------
          Timberland Bank               (bank)
          ------------------------------

Date:  March 24, 2010

Timberland Bank Employee Stock Ownership and 401(k) Plan

Financial Report
September 30, 2009

                                                                   Timberland

                                                                         Bank

                                                                     Employee

                                                                        Stock

                                                                    Ownership

                                                                          And

                                                                       401(k)

                                                                         Plan



                                                                    Financial

                                                                       Report



                                                                 September 30

                                                                         2009

Contents
------------------------------------------------------------------------------

Report of Registered Independent  Public Accounting Firm................    1


Financial Statements

Statements of Net Assets Available for Benefits.........................  2-3

Statement of Changes in Net Assets Available for Benefits...............    4

Notes to Financial Statements........................................... 5-12


Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)..........13-14

                  [Letterhead of PMB Helin Donovan, LLP]


             Report of Independent Registered Public Accounting Firm

To: Plan Administrator, Investment, and Benefit Committees of Timberland Bank Employee Stock Ownership and 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Timberland Bank Employee Stock Ownership and 401(k) Plan (the
Plan) as of September 30, 2009 and 2008 and the related statement of changes in net assets available for benefits for the year then ended September 30, 2009. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of September 30, 2009 and 2008, and the changes in net assets available for benefits for the year ended September 30, 2009, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i schedule of assets (held at end of year) as of September 30, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PMB Helin Donovan, LLP

/s/PMB Helin Donovan, LLP

Spokane, Washington
March 19, 2010

                                                            Financial

                                                           Statements

Statements of Net Assets Available for Benefits
------------------------------------------------------------------------------
Timberland Bank Employee Stock Ownership and 401(k) Plan
September 30, 2009


                                          September 30, 2009

                               Partici-  Nonparticipant-Directed
                                pant     ------------------------
                              Directed    Allocated   Unallocated     Total
Assets
 Investments, at fair value:
  Stable Value Common
   Collective Trust Fund     $  570,798  $      - -   $      - -  $   570,798
  Other common collective
    trust funds               5,678,533         - -          - -    5,678,533
  Timberland Bancorp, Inc.
    ("Bancorp") common stock  1,686,671   2,555,502    1,554,644    5,796,817
                             ----------  ----------   ----------  -----------
  Total investments           7,936,002   2,555,502    1,554,644   12,046,148

  Cash                           65,360      16,653        2,304       84,317
                             ----------  ----------   ----------  -----------
  Total assets                8,001,362   2,572,155    1,556,948   12,130,465

Liabilities
  Note payable                      - -         - -    3,811,270    3,811,270

Net assets available at      ----------  ----------   ----------  -----------
 fair value                   8,001,362   2,572,155   (2,254,322)   8,319,195

Adjustment from fair value to
 contract value for fully
 benefit-responsive
 investment contracts           (32,836)        - -          - -      (32,836)

    Net assets available     ----------  ----------   ----------  -----------
     for benefits            $7,968,526  $2,572,155  ($2,254,322) $ 8,286,359
                             ==========  ==========   ==========  ===========


See notes to financial statements.

Statements of Net Assets Available for Benefits
------------------------------------------------------------------------------
Timberland Bank Employee Stock Ownership and 401(k) Plan
September 30, 2008


                                          September 30, 2008

                               Partici-  Nonparticipant-Directed
                                pant     ------------------------
                              Directed    Allocated   Unallocated     Total
Assets
 Investments, at fair value:
  Stable Value Common
   Collective Trust Fund     $   44,814  $      - -   $      - -  $    44,814
  Other common collective
   trust funds                5,525,538         - -          - -    5,525,538
  Timberland Bancorp, Inc.
   ("Bancorp") common stock   2,377,796   3,952,209    2,795,763    9,125,768
                             ----------  ----------   ----------  -----------
 Total investments            7,948,148   3,952,209    2,795,763   14,696,120

 Cash                            73,179       1,260        1,901       76,340

                             ----------  ----------   ----------  -----------
 Total assets                 8,021,327   3,953,469    2,797,664   14,772,460

Liabilities

  Note payable                      - -         - -    4,062,700    4,062,700



Net assets available at      ----------  ----------   ----------  -----------
 fair value                   8,021,327   3,953,469   (1,265,036)  10,709,760

Adjustment from fair value to
 contract value for fully
 benefit-responsive
 investment contracts             3,131         - -          - -        3,131

    Net assets available     ----------  ----------   ----------  -----------
     for benefits            $8,024,458  $3,953,469  ($1,265,036) $10,712,891
                             ==========  ==========   ==========  ===========


See notes to financial statements.

Statement of Changes in Net Assets Available for Benefits
------------------------------------------------------------------------------
Timberland Bank Employee Stock Ownership and 401(k) Plan
Year Ended September 30, 2009

                               Partici-  Nonparticipant-Directed
                                pant     ------------------------
                              Directed    Allocated   Unallocated     Total
Additions to net assets
Investment income:
  Net appreciation (deprecia-
  tion) in fair value of
  investments:
   Stable Value Common
    Collective Trust Fund    $    6,071  $      - -   $       - -  $    6,071
   Other common collective
    trust funds                 (67,790)        - -           - -     (67,790)
   Bancorp common stock        (933,535) (1,835,198)     (785,258) (3,553,991)
  Interest and dividends        134,263     206,522       139,550     480,335
Contributions:
  Employer                      474,747         - -       258,185     732,932
  Participant                   473,932         - -           - -     473,932
Allocation of 35,266.74 shares
 of Bancorp common stock            - -     264,324           - -     264,324
                             ----------  ----------   ----------  -----------
 Total additions to net
   assets                        87,688  (1,364,352)     (387,523) (1,664,187)
                             ----------  ----------   ----------  -----------
Deductions from net assets
 Interest expense                   - -         - -       337,439     337,439
 Benefit payments               143,620      16,962           - -     160,582
 Allocation of 35,266.74 shares
  of Bancorp common stock           - -         - -       264,324     264,324
 Total deductions from       ----------  ----------   ----------  -----------
  net assets                    143,620      16,962       601,763     762,345
                             ----------  ----------   ----------  -----------
Net decrease                    (55,932) (1,381,314)    (989,286)  (2,426,532)

Net assets available for benefits

     Beginning of year        8,024,458   3,953,469   (1,265,036)  10,712,891
                             ----------  ----------   ----------  -----------
     End of year             $7,968,526  $2,572,155  ($2,254,322) $ 8,286,359
                             ==========  ==========   ==========  ===========


See notes to financial statements.

Notes to Financial Statements
------------------------------------------------------------------------------
Timberland Bank Employee Stock Ownership and 401(k) Plan
September 30, 2009 and 2008

Note 1 - Plan Description and Basis of Presentation

The following description of the Timberland Bank Employee Stock Ownership and 401(k) Plan ("Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

Effective October 1, 2006 Timberland Bank ("Company") established the Plan by combining the existing Timberland Bank Employee Stock Ownership Plan and the Timberland Bank 401(k) Profit Sharing Plan. The Plan is comprised of two components, a defined contribution 401(k) plan and a leveraged employee stock ownership plan ("ESOP"). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and is designed to comply with
Section 4975(e)(7) and the regulations thereunder of the Internal Revenue Code of 1986, as amended ("Code"). The Plan is administered by Pentegra Retirement Services and Pentegra Trust Company is the trustee for Timberland Bancorp, Inc. stock and Reliance Trust Company is the trustee for all other funds in the plan. The Company is the wholly owned subsidiary of Timberland Bancorp Inc. ("Bancorp").

The Plan purchased Bancorp common stock using proceeds borrowed from Bancorp to fund the ESOP portion of the plan. The borrowing is to be repaid over a period of 21.25 years by fully deductible Company contributions to the Plan. As the Plan makes each payment of principal and interest, an appropriate percentage of stock is committed to be released and annually the Plan allocates committed stock to eligible employee accounts, in accordance with applicable Code regulations.

The borrowing is collateralized by unallocated shares of stock and guaranteed by the Company. Bancorp has no rights against shares once they are allocated under the Plan. Accordingly, the accompanying financial statements present, separately, assets and liabilities, and changes therein pertaining to:

   *  The accounts of employees with vested rights in allocated stock
      (Allocated)

   *  Stock not yet allocated to employees (Unallocated)

Voting Rights

Each participant may direct the trustee as to the voting rights attributable to shares of Bancorp common stock held in the ESOP component of the Plan, which are allocated to the participant's stock account. Any allocated shares in which voting instructions are not received, unallocated shares, and shares held in the 401(k) component of the Plan are voted by the trustee in the same proportion as shares for which the trustee receives voting instructions.

Eligibility

The Plan covers substantially all full-time employees of the Company who have one year of service and are 21 years of age or older. Employees are generally eligible to participate upon the completion of at least 1,000 hours of service within a 12-month period. Participants who do not have at least 1,000 hours of service during such Plan year, or who are not employed on the last working day of the Plan year, are not eligible for an allocation of the ESOP contribution for that year. The Plan provides entry dates on the first day of each calendar quarter.

Notes to Financial Statements
------------------------------------------------------------------------------
Timberland Bank Employee Stock Ownership and 401(k) Plan
September 30, 2009 and 2008


Note 1 - Plan Description and Basis of Presentation (continued)

401(k) and Company Contributions and Participant Investment Options

The Plan participants may contribute into the 401(k) component up to the maximum of pretax annual compensation as set by law ($16,500 for 2009 and $15,500 for 2008). Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (rollover contributions). The Company makes an annual safe harbor contribution of three percent of eligible compensation, with additional amounts contributed at the option of its Board of Directors. The Company also makes contributions necessary to repay the loan from the Bancorp that was used to acquire Bancorp stock.

Participants may direct the investments of their 401(k) salary deferral contributions, safe harbor contribution and the employer discretionary contribution, if any, into a variety of investment choices, which are more fully described in the Plan's literature.

Participants age 50 and older during the Plan year are permitted to make elective catch-up deferrals in accordance with Section 414(v) of the Code.
For 2009 and 2008, the maximum catch-up deferral by law was $5,500 and $5,000, respectively.

Participant Accounts and Forfeitures

Each participant's account is credited with allocations of the (a) Company's safe-harbor and discretionary contributions, (b) Company stock released as a result of the ESOP loan repayments, (c) Participants 401(k) and catch-up contributions, (d) the Plan's earnings and (e) the forfeitures of terminated participants' nonvested accounts. ESOP allocations and Company discretionary contributions are based upon the relation of the participant's compensation to total eligible Plan compensation for the Plan year. Dividends from Bancorp common stock in the ESOP component are used, along with Company contributions, to make payments on the ESOP loan. Dividends earned on allocated shares are credited to participant accounts in the form of Bancorp stock equal to the fair market value of the stock at the time of the dividend. Forfeited balances of terminated participant nonvested accounts are treated as discretionary contributions for the Plan year in which the forfeitures occur. Forfeitures allocated for the years ended September 30, 2009 and 2008, totaled $10,936 and $16,024, respectively for the ESOP part of the Plan. For the years ended September 30, 2009 and 2008, the 401(k) forefeitures totaled $6,586 and $16,884, respectively.

Benefit Payments and Plan Amendments

On termination of service, a participant whose vested Plan accounts totaled $1,000 or less will receive a lump-sum amount equal to the value of the vested
interest in their account.   A Participant whose vested Plan accounts exceed
$1,000 may leave the funds in the Plan or elect to receive a lump sum distribution or a distribution over a certain period in monthly, quarterly, semiannual or annual installments equal to the value of the vested interest in his or her accounts. A participants vested Plan accounts will be distributed upon attaining age 65, unless an election has been made to defer or accelerate the distribution of benefits. All distributions from the 401(k) component are in cash. Distributions from the ESOP component are in the form of Bancorp common stock or cash as elected by the participant. During the year ended September 30, 2009, the Plan distributed 7,964 shares of Bancorp common stock from the ESOP component.

Notes to Financial Statements
------------------------------------------------------------------------------
Timberland Bank Employee Stock Ownership and 401(k) Plan
September 30, 2009 and 2008

Note 1 - Plan Description and Basis of Presentation (continued)

Vesting

Participants are immediately vested in all deferral, rollover and safe harbor contributions, plus actual earnings thereon. Vesting in the Company's discretionary contribution portion of accounts, the ESOP, plus earnings thereon, is based on years of credited service. Participants are fully vested after six years of credited service. A participant's accrued benefit derived from employer contributions is also 100% nonforfeitable upon attaining the age of 65, or if the participant's separation from service is a result of death or disability.

ESOP Component Diversification

Effective October 1, 2007, diversification is offered to a participant that has three years or more of service with the Company. They may diversify their entire ESOP balance or any portion they choose. The divestment may be directed into the same fund choices available for the 401(k) component of the plan. Divestment and reinvestment may occur once a month. During the plan year ended September 30, 2009 there were 706 shares or $4,962 that were diversified out of the ESOP component of the Plan.

Plan Termination

The Company reserves the right to terminate the Plan at any time, subject to Plan provisions. Upon termination of the Plan, the interest of each participant will be distributed to the participant or to their beneficiary at the time prescribed by the Plan terms and the Code. In the event of Plan termination, participants will become 100 percent vested in their accounts.

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and the disclosure of contingent assets and liabilities, at the date of the financial statements. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investments at September 30, 2009 and 2008 consist of common collective trust funds and Bancorp common stock; both of which are stated at fair value. Quoted market prices are used to value shares of Bancorp common stock. The Plan's interest in the common collective trust funds are based on the fair values of the common collective trust funds' underlying investments, based on net asset value information reported by the investment manager (State Street Global Advisors) to the asset custodian (Reliance Trust Company) and trustee (Reliance Trust Company and Pentegra Trust Company). Fluctuations in market value are reflected as net appreciation (depreciation) in fair value of investments.

Notes to Financial Statements
------------------------------------------------------------------------------
Timberland Bank Employee Stock Ownership and 401(k) Plan
September 30, 2009 and 2008

Note 2 - Summary of Significant Accounting Policies (continued)

Investment Valuation and Income Recognition (concluded)

Purchases and sales of securities are recorded on the trade-date basis. Interest income is recognized when earned. Dividends are recorded on the ex-dividend date.

As of December 31, 2008, the Plan adopted the FASB issued staff position on interim disclosures about fair value of financial instruments for financial assets and liabilities. The FASB guidance defines fair value, and increases disclosures surrounding fair value calculations.

Payment of Benefits

Benefits are recorded when paid.

Fully Benefit-Responsive Investment Contracts

As described in the Financial Accounting Standards Board ("FASB") Audit Guidance for Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the American Institute of Certified Public Accountants Investing Company Guide and Defined-Contribution Health and Welfare and Pension Plans, investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attributed for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a common collective trust fund. Contract value for this common collective trust fund is based on the net asset value of the fund, as reported by the investment manager. As required by the FASB guidance, the statements of net assets available for benefits present the fair value of the investment in the common collective trust funds as well as the adjustment of the investment in the common collective trust fund from fair value to contract value relating to the investment contracts. The statement of changes in net assets available for benefits is prepared on a contract value basis. The provisions of the FASB guidance for reporting of fully benefit-responsive investment contracts have been applied to the statement of net assets available for benefits as of September 30, 2009 and 2008.

Note 3 - Tax Status

The Plan obtained its latest determination letter dated December 19, 2001, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter; however, the Plan Administrator believes the Plan is designed and operating in compliance with the applicable requirements of the Code.

Note 4 - Administration of Plan Assets

Certain administrative functions of the Plan are performed by officers and employees of the Company. No such officers or employees receive compensation from the Plan. The Company also retained the services of a third party to perform administrative functions. Administrative expenses are paid directly by the Company and approximated $22,415 for the year ended September 30, 2009.

Notes to Financial Statements
------------------------------------------------------------------------------
Timberland Bank Employee Stock Ownership and 401(k) Plan
September 30, 2009 and 2008

Note 5 - Investments

The following presents, separately, identified investments that represent five percent or more of the Plan's net assets and Bancorp common stock at September 30:

                                            September 30, 2009

                               Partici-  Nonparticipant-Directed
                                pant     ------------------------
                              Directed    Allocated   Unallocated     Total

Bancorp common stock
 Number of shares               363,507     550,755      335,052    1,249,314

 Market value                $1,686,671  $2,555,502   $1,554,644  $ 5,796,817

State Street Global Advisors
 Common Collective Trust
 Short Term Investment Fund   1,543,161         - -          - -    1,543,161

State Street Global Advisors
 Moderate Strategic Balanced
 SL Fund                        849,560         - -          - -      849,560

State Street Global Advisors
 Russell 2000 Index SL Series
 Fund - Class A                 723,875         - -          - -      723,875

State Street Global Advisors
 Aggressive Strategic
 Balanced SL Fund               689,030         - -          - -      689,030

Other (including common
 collective trust funds)      2,443,705         - -          - -    2,443,705

Total investments at         ----------  ----------   ----------  -----------
 fair value                 $ 7,936,002  $2,555,502   $1,554,644  $12,046,148
                             ==========  ==========   ==========  ===========

Notes to Financial Statements
------------------------------------------------------------------------------
Timberland Bank Employee Stock Ownership and 401(k) Plan
September 30, 2009 and 2008

Note 5 - Investments (continued)

                                           September 30, 2008

                               Partici-  Nonparticipant-Directed
                                pant     ------------------------
                              Directed    Allocated   Unallocated     Total

Bancorp common stock
  Number of shares              314,940     523,471      370,300    1,208,711

  Market value               $2,377,796  $3,952,209   $2,795,763  $ 9,125,768

State Street Global Advisors
 Common Collective Trust
 Short Term Investment Fund   1,724,668         - -          - -    1,724,668

State Street Global Advisors
 Moderate Strategic Balanced
 SL Fund                        784,300         - -          - -      784,300

State Street Global Advisors
 Russell 2000 Index SL Series
 Fund - Class A                 783,248         - -          - -      783,248

Other (including common
 collective trust funds)      2,278,136         - -          - -    2,278,136

Total investments at         ----------  ----------   ----------  -----------
 fair value                  $7,948,148  $3,952,209   $2,795,763  $14,696,120
                             ==========  ==========   ==========  ===========

During the year ended September 30, 2009 the Plan's investments, including gains and losses on investments bought and sold, as well as held during each period, appreciated (depreciated) in value as follows:

Stable Value Common Collective Trust Fund          $     6,071
Other common collective trust funds                    (67,790)
Bancorp common stock                                (3,553,991)

  Net depreciation in fair value of investments    ($3,615,710)


The Pentegra Stable Value Fund is a collective trust fund administrated by State Street Global Advisors. The average yield and crediting interest rates were approximately 2.3% and 2.9%, respectively for 2009.

Notes to Financial Statements
------------------------------------------------------------------------------
Timberland Bank Employee Stock Ownership and 401(k) Plan
September 30, 2009 and 2008


Note 6 - Note Payable

On December 19, 2006, the Company approved the extension of the Plan's term loan agreement with the Bancorp, Inc. (a related party). The new agreement extends the maturity date of the note to March 31, 2019. The quarterly payments decreased to $147,217 from $234,269 with the interest rate remaining at 8.5 percent. The note is guaranteed by the Company and remains collateralized by unallocated shares of Bancorp common stock. The new annual principal and interest payments total $588,870 and are due through maturity in 2019.

Note 7 - Employer Contributions

The Company is obligated to make contributions in cash to the Plan for the ESOP component, which, when aggregated with the Plan's dividends and interest earnings, equal the amount necessary to enable the Plan to make its regularly scheduled payments of principal and interest on the term loan of $588,870 for the year ended September 30, 2009. In addition, the Company is obligated to make an annual safe-harbor contribution of three percent into the 401(k) component which was $284,868 for the year ended September 30, 2009. At the discretion of the Board of Directors, the Company made an additional contribution to the 401(k) component for the year ended September 30, 2009 in the amount of two percent of total eligible participant compensation or $189,879.

Note 8 - Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported on the statement of net assets available for benefits.

Note 9 - Trustee and Custodian Transfer

Effective June 1, 2009 the Trustee for the Timberland Bancorp, Inc. stock fund and the ESOP shares in the plan changed from Indiana Bank and Trust to Pentegra Trust Company. Reliance Trust Company became the Trustee for the remaining 401(k) funds and the Custodian for all funds and employer stock within the Plan. On June 30, 2009 all funds and ESOP shares were transferred to Reliance Trust Company as custodian.

Notes to Financial Statements
------------------------------------------------------------------------------
Timberland Bank Employee Stock Ownership and 401(k) Plan
September 30, 2009 and 2008

Note 10 - Fair Value of Investments

As discussed in note 2, the Plan adopted the FASB guidance on fair value of financial instruments as of December 31, 2008. The FASB guidance established a three-tiered fair value hierarchy that prioritizes inputs to valuation techniques in fair value calculations. The three levels of inputs are defined as follows:

  Level 1 - unadjusted quoted prices for identical assets or liabilities in active markets accessible by the Company.
  Level 2 - inputs that are observable in the marketplace other than those inputs classified as Level 1
  Level 3 - inputs that are unobservable in the marketplace and significant to the valuation

The guidance from FASB on fair value of financial instruments requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs. If a financial instrument uses inputs that fall in different levels of the hierarchy, the instrument will be categorized based upon the lowest level of input that is significant to the fair value calculation.

The following table summarizes the balances of assets and liabilities measured at fair value on a recurring basis at September 30, 2009 (in thousands):

                                                 Fair Value
                                         ---------------------------
                                                                       Total
                                         Level 1   Level 2   Level 3   Losses
Available for Sale Securities
Timberland Bancorp, Inc. common stock   $ 5,797    $   - -   $   - -  $ 5,797
Stable Value Fund                           - -        571       - -      571
Other common collective trust funds         - -      5,678       - -    5,678
                                        -------    -------   -------  -------
 Total                                  $ 5,797    $ 6,249   $   - -  $12,046

Note 11 - Subsequent Events

The Company evaluates events that occur subsequent to the balance sheet date of periodic reports, but before financial statements are issued for periods ending on such balance sheets dates, for possible adjustment to such financial statements or other disclosure. This evaluation generally occurs through the date at which the Company's financial statements are available to be issued. For the financial statements as of and for the periods ending September 30, 2009, this date was March 19, 2010.

                                                                Supplemental

                                                                    Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
------------------------------------------------------------------------------
Timberland Bank Employee Stock Ownership and 401(k) Plan
September 30, 2009

EIN:      20-5645878
Plan #:   002

(a) and (b)                 (c)                            (d)       (e)
Identity of Issue,          Description of Investment,     Cost     Current
Borrower, Lessor            Including Maturity Date,                Value
or Similar Party            Rate of Interest, Collateral,
                            Par or Maturity Value
Stable Value Funds
------------------
State Street Global
  Advisors                  Pentegra Stable Value Fund,
                            at Fair Value               $     *     $  570,798
Employer Stock
--------------
**Timberland Bancorp, Inc.  Common Stock-885,807 Shares  6,639,123   4,110,146

**Timberland Bancorp, Inc.  Common Stock-363,507 Shares       *      1,686,671
                                                                     ---------
                                                                     5,796,817
Other Common Collective Trusts
------------------------------
State Street Global
  Advisors                  Short-Term Investment
                            Fund (STIF)                       *      1,543,161

State Street Global
  Advisors                  Moderate Strategic Balanced
                            SL Fund                           *        849,560

State Street Global
  Advisors                  Russell 2000 Index SL Series
                            Fund - Class A                    *        723,875

State Street Global
  Advisors                  Aggressive Strategic Balanced
                            SL Fund                           *        689,030

State Street Global
  Advisors                  S&P 500 Flagship SL Series
                            Fund - Class A                    *        594,463

State Street Global
  Advisors                  Daily EAFE Index SL Series
                            Fund - Class T                    *        206,854

State Street Global
  Advisors                  S&P Midcap Index SL Series
                            Fund - Class A                    *        150,745

State Street Global
  Advisors                  Long US Treasury Index SL
                            Series Fund Class A               *        148,239

State Street Global
  Advisors                  S&P Value Index SL Fund
                            Series A                          *        140,002

State Street Global
  Advisors                  NASDAQ 100 Index Non-Lending
                            Fund Series A                     *        110,784

State Street Global
  Advisors                  Target Retirement Fund 2025       *        102,116

State Street Global
  Advisors                  REIT Index Non-Lending Series
                            Fund - Class A                    *         93,799

State Street Global
  Advisors                  Passive Bond Market Index SL
                            Series Fund A                     *         90,805

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) (continued)
------------------------------------------------------------------------------
Timberland Bank Employee Stock Ownership and 401(k) Plan
September 30, 2009

EIN:      20-5645878
Plan #:   002

(a) and (b)                 (c)                            (d)       (e)
Identity of Issue,          Description of Investment,     Cost     Current
Borrower, Lessor            Including Maturity Date,                Value
or Similar Party            Rate of Interest, Collateral,
                            Par or Maturity Value


Other Common Collective Trusts (continued)
------------------------------------------
State Street Global
  Advisors                  S&P Growth Index SL Fund
                            Series A                          *         90,513

State Street Global
  Advisors                  Target Retirement Fund 2015       *         80,148

State Street Global
  Advisors                  Conservative Strategic
                            Balanced SL Fund                  *         49,858

State Street Global
  Advisors                  Target Retirement Fund 2035       *          8,783

State Street Global
  Advisors                  Target Retirement Fund 2045       *          5,798

                                                                     5,678,533

                                                                   -----------
                                                                   $12,046,148
                                                                   ===========

* Historical cost not required for participant-directed accounts.
**Represents a party-in-interest

                   [Letterhead of PMB Helin Donovan, LLP]


         Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statement (No. 333-116163, filed June 4, 2004) on Form S-8 of Timberland Bancorp, Inc. of our report dated March 15, 2010 appearing in this Annual Report on Form 11-K of Timberland Bank Employee Stock Ownership and 401(k) Plan for the year ended September 30, 2009.

PMB Helin Donovan, LLP

/s/PMB Helin Donovan, LLP

Spokane, Washington
March 19, 2010